(d)(15)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

May 1, 2016

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Re:          Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement, Directed Services LLC (“DSL”), the adviser to VY® Invesco Comstock Portfolio (the “Portfolio”), agrees that, from May 1, 2016 through May 1, 2017, DSL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

	Maximum Operating Expense Ratios (as a percentage of average net assets)
Name of Portfolio	Adviser Class	Initial Class	Class R6	Service Class	Service 2 Class
VY® Invesco Comstock Portfolio	1.31%	0.81%	0.81%	1.06%	1.21%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2016 to May 1, 2017.  DSL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of Voya Partners, Inc.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.